

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2019

Judi L. Sobecki, Esq.
General Counsel
DPL INC
1065 Woodman Drive
Dayton, OH 45432

      Re: DPL INC
         Registration Statement on Form S-4
         Filed November 8, 2019
         File No. 333-234609

Dear Ms. Sobecki:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Kevin Dougherty at (202) 551-3271 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Energy & Transportation

cc: Richard D. Truesdell, Jr.